Investor Presentation January 2017 NASDAQ: ETRM www.enteromedics.com Filed Pursuant to Rule 433 of the Securities Act of 1933 Issuer Free Writing Prospectus dated December 29, 2016 Relating to Preliminary Prospectus dated December 29, 2016 Registration No. 333-213704

Safe Harbor Statement and Risk Factors This presentation contains forward-looking statements about EnteroMedics Inc. Such statements are valid only as of today, and we disclaim any obligation to update this information. These statements are only estimates and predictions and are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. Our actual results could differ materially from those discussed due to known and unknown risks, uncertainties and other factors including our limited history of operations; our losses since inception and for the foreseeable future; our limited commercial sales experience with our vBloc® Rechargeable System for the treatment of obesity in the United States or in any foreign market other than Australia and the European Community; our ability to regain and then maintain compliance with the Nasdaq continued listing requirements; our ability to commercialize our vBloc® Rechargeable System; our dependence on third parties to initiate and perform our clinical trials; the need to obtain regulatory approval for any modifications to our vBloc® Rechargeable System; physician adoption of our vBloc® Rechargeable System and vBloc® vagal blocking therapy; our ability to obtain third-party coding, coverage or payment levels; ongoing regulatory compliance; our dependence on third-party manufacturers and suppliers; the successful development of our sales and marketing capabilities; our ability to raise additional capital when needed; international commercialization and operation; our ability to attract and retain management and other personnel and to manage our growth effectively; potential product liability claims; potential healthcare fraud and abuse claims; healthcare legislative reform; and our ability to obtain and maintain intellectual property protection for our technology and products. These and additional risks and uncertainties are described more fully in the Company's filings with the Securities and Exchange Commission, particularly those factors identified as "risk factors" in the Company's Preliminary Prospectus dated December 29, 2016, (the 'Preliminary Propectus") and the annual report on Form 10-K filed March 28, 2016. We are providing this information as of the date of this press release and do not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

Statement about Free Writing Prospectus This presentation highlights basic information about us and the offering. Because it is a summary that has been prepared solely for informational purposes, it does not contain all of the information that you should consider before investing in our company. Except as otherwise indicated, this presentation speaks only as of the date hereof. This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. This presentation includes industry and market data that we obtained from industry publications and journals, third-party studies and surveys, internal company studies and surveys, and other publicly available information. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions that were used in preparing the forecasts from the sources relied upon or cited herein. We have filed a Registration Statement on Form S-1 with the SEC, including the Preliminary Prospectus, with respect to the offering of our securities to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the risk factors described therein) and, when available, the final prospectus relating to the offering, and the other documents filed with the SEC and incorporated by reference into the Preliminary Prospectus, for more complete information about us and the offering. You may obtain these documents, including the Preliminary Prospectus, for free by visiting EDGAR on the SEC website at http://sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you request it by contacting Ladenburg Thalmann & Co. Inc., 570 Lexington Ave, 11th Floor, New York, NY 10022 or by email at prospectus@ladenburg.com.

Why invest in Enteromedics? Growth of obesity is outpacing the surgical interventions “The prevalence of obesity was 36% among U.S. adults during 2011 – 2014” ~$3 Billion Surgical Market ~200,000 Procedures Annually Only ~1% of Obese Seek Treatment Proven management team FDA approved and CE marked product NCHS Data Brief (November, 2015) American Society for Metabolic & Bariatric Surgery. Estimate of Bariatric Surgery Numbers, 2011-2015. asmbs.org/resources/estimate-of-bariatric-surgery-numbers. Bariatric Surgery Devices Market Worth $2.8 Billion By 2022: Grand View Research, Inc. www.prnewswire.com/news-releases/bariatric-surgery-devices-market-worth-28-billion-by-2022-grand-view-research-inc-550496201.html

Company Overview Management Team

Company Overview EnteroMedics Inc. is a medical device company, headquartered in St. Paul, MN, focused on the development of devices that use neuroblocking technology to treat obesity, metabolic diseases and other gastrointestinal disorders. ETRM’s proprietary neuroblocking technology, vBloc® Therapy, is designed to intermittently block the vagus nerve, which blocks signals of hunger between the stomach and brain. FDA approved long-term solution to obesity Minimally invasive/outpatient surgical procedure No permanent anatomical alterations Maintain diet choices Safe weight-loss surgical-device option that avoids many potential complications for alternative procedures

Executive Leadership New executive leadership brings seasoned experience in creating shareholder value. Dan W. Gladney – Chairman, President, and Chief Executive Officer CEO and Chairman of the Board at Lanx, Inc., which was acquired by EBI Holdings, LLC Senior Advisor and Healthcare Operating Partner at Norwest Equity Partners, a private equity and venture capital firm Co-Founder and former CEO of HLT Inc., a medical device company, acquired by The Bracco Group President and CEO at Compex Technologies Inc., a healthcare equipment company that was acquired by DJO Global Inc. CEO and President of Acist Medical Systems, Inc., acquired by Bracco S.p.A.

Scott P. Youngstrom – Chief financial officer Financial executive focused on creating shareholder value with 25 years of strategic financial and operational experience in a variety of medical device companies Galil Medical, Anulex, Enpath Medical, Compex Technologies PAUL F. HICKEY – VICE PRESIDENT, MARKETING Proficient medical device executive with 20+ years of marketing, clinical reimbursement and R&D expertise Zimmer, Lanx PETER M. DELANGE – VICE PRESIDENT, OPERATIONS Medical device executive and entrepreneur with 20+ years of medtech product development and operations leadership Devicix, Acist Medical Systems NICK A. ANSARI – VICE PRESIDENT, SALES Proven background in creating distribution, launching new technologies, and developing long-term relationships with customers Medtronic, Johnson & Johnson, Stryker, Globus, Lanx Scott A. Shikora MD FACS – CHIEF MEDICAL ADVISOR Medical Advisor. Past president of ASMBS. Extensive experience in bariatric and metabolic surgery as well as neuromodulation and clinical development expertise Professor of Surgery, Harvard Medical School Management Team

GARY D. BLACKFORD Former Chief Executive Officer, Universal Hospital Services Former Chief Executive Officer, Curative Health Services, Inc. Chair, Nominating & Governance Committee LORI C. MCDOUGAL Former Executive Vice President of Optum, Inc. Former Chief Executive Officer, Unitedhealthcare Military and Veterans division Chair, Audit Committee and member of the Compensation Committee BOBBY I. GRIFFIN Former Executive Vice President, Medtronic, Inc. Former President of Medtronic’s Pacemaker Business Member of Audit and Compensation Committees and observation Rights on the Nominating & Governance Committees JON T. TREMMEL Former Executive at Medtronic including President of Neurological, Physio Control, Tachyarrhythmia Management and Interventional Vascular Divisions Member of the Nominating & Governance Committee CARL S. GOLDFISCHER, MD Investment Partner and Managing Director, Bay City Capital Former Chief Financial Officer of ImClone Systems Member of Audit and Nominating & Governance Committees NICHOLAS L. TETI, JR. Currently serves as Chairman of the Board, President and Chief Executive Officer of Suneva Medical, Inc. Chair, Compensation Committee and member of the Audit Committee Board of Directors

Understanding vBloc®

Competitive Procedures



BALLOON
(~$8,000 procedure cost)

- Temporary and must be removed



BY-PASS
(~$24,000 procedure cost)

- Significant anatomy changes
- Very restrictive diet for lifetime
- Potential for serious complications



BAND
(~$15,000 procedure cost)

- Inconsistently effective
- Anatomy restricting



SLEEVE
(~$19,000 procedure cost)

- Irreversible anatomy changes
- Very restrictive diet for lifetime
- Potential for serious complications

EnteroMedics

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Non-anatomy altering procedure Minimally invasive outpatient procedure Lower complication rate Patient eats normal food Durable life-long therapy Improved quality of life vBloc® Advantages vBloc

(1) Center for Disease Control (CDC) vBloc Advantages FDA Approved Patient Eligibility BMI of 35 – 39.9 with health-related conditions BMI of 40 – 45 ~700 Implanted Devices Worldwide Clinical Data Highlights vBloc Therapy as a Leader in Clinical Safety

Neurometabolic Therapy 2 leads connected to the vagus nerve to block hunger signals between brain + stomach Customizable for every Patient Therapy delivered up to 18 hours per day Can adjust level of blocking intensity Can be turned on and off or removed (e.g. pregnancy) Recharged wirelessly by Patient How vBloc Therapy Works

Market

U.S. Obesity Market – Large Underserved Market 2015 U.S. Population 18-80 years old ~ 220 million* U.S. Population with BMI 35-45 ~ 18% or 40 million (potential vBloc Patients) Procedures Done In 2015 ~ 196,000** Less invasive device market growth projection > 30% yr/yr** *www.census.gov **American Society for Metabolic and Bariatric Surgery 2015 Data

Obesity Related Diseases are Costly Payer Obesity Concerns According to the World Health Organization, there are over 70 progressive obesity-related diseases and disorders including Type II Diabetes. ~44% of the global diabetes burden is attributable to overweight and obesity. Employer Obesity Concerns An employee with BMI = 40 will miss about 77% more days of work for illness, short-term disability & workers’ compensation reasons compared to BMI = 25. Obese employees with BMI >35 have more annual costs per year (~$8,000) in covered medical claims, sick days, short-term disability, and workers’ compensation claims combined. Van Nuys, Karen, et al. "The association between employee obesity and employer costs: evidence from a panel of US employers." American Journal of Health Promotion 28.5 (2014): 277-285.

Public Markets Apollo Endosurgery, Inc. obesity treatment products include the Orbera Intragastric Balloon System and Lap-Band System. Apollo is in the process of a reverse merger with Lpath, Inc. (NASDAQ:LPATH) Obalon Therapeutics, Inc. (NASDAQ:OBLN) offers the Obalon balloon system Market Cap. (Public) Enterprise Value (Private) $7M Market Cap. $150M Market Cap. $251M Projected Enterprise Value (1) 9 Month Revenue (2016) $0.6M (U.S.) $2.6M (products sold to a Middle East Distributor) $0 in U.S. $49.4M (products sold in over 80 countries) (1) Based on Torreya Capital’s discounted cash flow analysis filed as part of Form S-4 (filed on November 23, 2016) with the SEC regarding Apollo’s Endosurgery’s reverse merger with Lpath, Inc. (NASDAQ:LPATH).

Commercialization

How Will We Win? 2017 Commercialization Strategies Establish vBloc as a standard of care for Veterans within the U.S. VA System with a focused Direct-to-Patient marketing effort. Obtain favorable commercial payer and/or Medicare Administrator Contractor Coverage Expand our number of vBloc Institutes, surgeon partners, and covered lives within IDNs across the U.S. Collect and publish vBloc commercial outcomes data to further demonstrate safety, efficacy, and cost-effectiveness. Explore select international markets. Continue to expand and protect our intellectual property position.

vBloc Therapy is a covered benefit for over 21 million U.S. veterans Marketing lead generation programs directed toward veterans e-mail campaign, social media Qualified leads sent to facility/surgeon Trained VA surgeon Registered vBloc “Choice Program” surgeon (1) U.S. Department of Veterans Affairs Establish vBloc Therapy as Standard of Care for Veterans Where VA Services Are Provided (1) Veterans Integrated Service Networks (VISN) (1)

Our reimbursement strategy is multi-faceted and will drive long-term coverage. Clinical Data – Continue to publish efficacy, and safety data Cost Savings – Publish pharmacoeconomic savings and complication reduction costs Physician Demand – vBloc surgeons are actively engaging commercial payers and MACs Patient Demand – Support patients during prior authorization and appeal process Society Support – Continue to leverage strength of society’s support Obtain vBloc® Reimbursement

Fountain Valley, CA Charleston, SC Galveston, TX Denver, CO Newark, DE Atlanta, GA New York, NY Expand Our vBloc Commercial Sites Institute Obligations Data collection/publication Employee coverage (where applicable) Payer and employer engagement vBloc marketing programs EnteroMedics’ Obligations vBloc training and credentialing Co-marketing support Direct-to-patient marketing Referral network programs Payer and employer engagement MD, DC, VA Current customers include:

Sales Team Expansion

- Clinically focused sales organization supporting vBloc physicians, weight-management specialists and nurses



WA
OR
CA
NV
ID
MT
WY
UT
CO
AZ
NM
ND
SD
NE
KS
OK
TX
IA
MO
AK
WI
KY
TN
NC
PA
GA
IDN / Institutes (x2)
VA / DOD Hospital

Position	2016	Focus
Sales	4	Lead Sales support effort for vBloc Institutes and VA's
Field Clinical Specialist	3	Clinical support for surgeries and vBloc aftercare
Canadian Distributor	-	Lead Sales support effort for Canada
U.S. VA Distributor	-	Support VA sales process

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EnteroMedics

Clinical Data

Strong Clinical Data

	Patients (yrs. implanted)	Design	Key Outcomes
vBloc RECHARGE (Level I study)[7,8,9]	239 (2011)	Prospective, randomized, double-blind, 2:1 allocation, sham control, rechargeable device: 12,18 & 24 month analysis	• 24.4% EWL ITT group • Unprecedented super-superiority endpoint not met (sham effect), but superiority shown over sham (p=.002) • Safety endpoint met (3.7% related SAEs) • Durable WL in vBloc and not sham at 18 mo • 21%EWL and 50% remittance of pre-diabetes and metabolic syndrome at 2 yrs

vBloc DM2 (Type II Diabetes)[3,4,5]	28 (2007-2009)	Prospective, observational study with a rechargeable device, BMI 30-40 kg/m^2 and Type II Diabetes: 1, 2 & 3 year analysis	• 1 ,2 & 3 year results:
			  • 25%, 22% & 24% EWL
			  • 1 & 0.6 (2 & 3 yrs) percentage point reduction in HbA1c
			  • In hypertensive subjects, 8 & 7(2 & 3 yrs) mmHg reduction in mean arterial pressure
			  • 2 device-related SAEs through 3 yrs

vBloc EMPOWER[6] (Level I study)	294 (2007-2008)	Prospective, randomized, double-blind, 2:1 allocation, sham control, external power source, 1 year study	• Greater weight loss with ↑ hours of therapy (30% EWL with ≥12 hrs/day) • Unanticipated therapeutic effect in control arm from safety checks • Safety endpoint met
vBloc – RF2 (Safety and Efficacy)[2]	27 (2007)	Prospective, observational 6 month study, 2nd generation RF device, BMI 31.5-55 kg/m^2	• 23% EWL • 1 device-related SAE • Greater weight loss than 1st generation device due to 2 minute ON times (intermittent algorithm)
vBloc – RF1 (Proof of Concept)[1]	31 (2006)	Prospective, observational 6 month study, BMI 31.5-55 kg/m^2	• 14% EWL • No device-related SAEs • Calorie intake ↓ 30% with ↑ fullness and ↓ hunger • Pancreatic polypeptide reduced (indirect measure of vagal blocking)

1. Camilleri, Michael, et al. "Intra-abdominal Vagal Blocking (VBLOC Therapy): Clinical Results with a New Implantable Medical Device. Surgery." *Journal of the Society of University Surgeons* 143 (2008):723-731. Print.
2. Camilleri, Michael, et al. "Selection of Electrical Algorithms to Treat Obesity with Intermittent Vagal Block Using an Implantable Medical Device." *Surgery for Obesity and Related Diseases* 5 (2009):224-230. Print.
3. Shikora, Scott, et al. "Vagal Blocking Improves Glycemic Control and Elevated Blood Pressure in Obese Subjects with Type 2 Diabetes Mellitus." *Journal of Obesity*, (2013) Article ID 245683. DOI: 10.1155/2013/245683.
4. Shikora, Scott, et al., "Intermittent Vagal Nerve Block for Improvements in Obesity, Cardiovascular Risk Factors, and Glycemic Control in Patients with Type 2 Diabetes Mellitus: 2 Year Results of the VBLOC DM2 Study." *Obesity Surgery* (2015): DOI:10.1007/s11695-015-1914-1.
5. Shikora, Scott et al. "Midterm Results of Reversible Vagal Nerve Blocking (VBLOC) in Obese Patients Suffering from Type 2 Diabetes Mellitus (T2DM): The DM2 Study." *Obesity Surgery* (2014): DOI 10.1007/s11695-014-1292-0
6. Sarr, Michael, et al. "The EMPOWER Study: Randomized, Prospective, Double-Blind, Multicenter Trial of Vagal Blockade to Induce Weight Loss in Morbid Obesity." *Obesity Surgery* (2012):DOI: 10.1007/s11695-012-0751-8.
7. Ikramuddin, Sayeed, et al. "Effect of Reversible Intermittent Intra-abdominal Vagal Nerve Blockade on Morbid Obesity: The ReCharge Randomized Clinical Trial." *Journal of the American Medical Association* 312.9 (2014):915-922. Print. DOI: 10.1001/JAMA. 2014.10540.
8. Shikora, Scott, et al., "Sustained Weight Loss with Vagal Nerve Blockade but Not with Sham: 18-Month Results of the ReCharge Trial." *Journal of Obesity* (2015): Article ID 365604. DOI:10.1155/2015/365604.
9. Apovian, Caroline, et al. "Two-year Outcomes of Vagal Nerve Blocking (vBloc) for the Treatment of Obesity in the ReCharge Trial." Obesity Surgery (2016): DOI: 10.1007/s11695-016-2325-7

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Clinical Data Mean %TBL ReCharge Sham ReCharge ReCharge Moderate BMI DM2 With ReCharge, the Sham patients lost more than expected, but regained nearly all weight by 18 months. Months Follow-Up Caroline M. Apovian & Sajani N. Shah & Bruce M. Wolfe & Sayeed Ikramuddin & Christopher J. Miller & Katherine S. Tweden & Charles J. Billington & Scott A. Shikora., Two-Year Outcomes of Vagal Nerve Blocking (vBloc) for the Treatment of Obesity in the ReCharge Trial, OBES SURG, DOI 10.1007/s11695-016-2325-7 Results of vBLOC RECHARGE FDA TRIAL % Total Body Weight Loss (%TBL)

Risk Factor 1 Year Follow-up Outcomes with 10% Total Body Weight Loss Health Improvement Observed HbA1c (%) (Diabetes Trial) -1.0 Clinically significant improvement in diabetic health Waist Circumference (reduction in inches) -7” Reduction of abdominal fat, the fat associated with CV disease Triglycerides (mg/dL) -41 Drop in “bad” cholesterol Total Cholesterol (mg/dL) -15 LDL (mg/dL) -9 HDL (mg/dL) 3 Heart Rate (bpm) -6 Overall improvement in cardiovascular health Diastolic BP (mmHg) -6 Systolic BP (mmHg) -9 SIGNIFICANT Reduction In Co-morbidity Risk 50% remittance of pre-diabetes and metabolic syndrome at 2 yrs

12 months of vBloc Therapy Lost 75 lbs* (~27% TBL) Off Insulin 100% Stopped Taking Several Other Medications Estimated $15,000 Annual Savings Reported by Patient "This new technology aligns with our mission to provide high quality, safe and comprehensive healthcare, while also helping to address the significant healthcare costs associated with obesity.”  John Collins, President and CEO, Winthrop University Hospital Winthrop University vBloc Patient Success Story *Results may not be representative of all patients

Clinical Data Mean %TBL Number of Patients at Follow-up Data on file at EnteroMedics 1-3 Months 6 Month (+/-1) 9 Month (+/-2) vBloc + Achieve – Commercial Data 35 26 15 ReCharge (FDA) ReCharge Moderate BMI Commercial + vAchieve* 10% Commercial vBLOC Results Compared to ReCharge (%TBL at 9 Months) 7.9% Clinical Data

EnteroMedics Inc. (NASDAQ:ETRM) 2800 Patton Road St. Paul, MN 55113 Dan Gladney Chairman & Chief Executive Officer 651-634-3089 dwgladney@enteromedics.com